EXHIBIT 99.1

EDAP Granted Special Temporary Reimbursement for Ablatherm-HIFU in France

LYON, France, Feb. 2, 2011 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today it has been granted a special temporary reimbursement for Ablatherm-HIFU for the treatment of localized prostate cancer by the French National Authority for Health ("HAS"). The grant follows a comprehensive review of Ablatherm-HIFU clinical results. This step by HAS reflects a new reimbursement process dedicated to innovative therapies, which allows Ablatherm-HIFU technology to be granted temporary reimbursement while setting up a dedicated treatment registry for the next five years.

Marc Oczachowski, Chief Executive Officer of EDAP TMS, commented, "This temporary reimbursement is a major milestone towards establishing definitive reimbursement in France for our HIFU treatment for localized prostate cancer. It clearly validates Ablatherm-HIFU's growth potential in France. HAS estimates the potential number of patients to be treated annually by our technology to be approximately 10,000 primary care patients and 800 radiotherapy failure patients. We see this potential as a significant expansion opportunity compared to a total of 800 patients treated last year in France without reimbursement."

Pierre Reboul, Sales Director for EDAP TMS in France, commented, "We are very pleased with this positive recommendation from HAS, which is a definitive first step in the reimbursement process. It is a significant recognition of our HIFU treatment option by the French Authorities. It will allow HIFU centers in France to receive reimbursement for Ablatherm treatments and to contribute treatment results to a dedicated registry database. We will continue to work closely with the authorities in the coming months to establish the temporary reimbursement rate. We will pursue our close cooperation with the French Urology Association to facilitate implementation of such reimbursement structure across selected clinical sites."

Patient population covered by such reimbursement includes selected primary care patients with localized prostate cancer who cannot undergo surgery or radiotherapy and patients with recurrence of their cancer after radiotherapy.

Marc Oczachowski concluded, "Receiving temporary reimbursement in France is a definitive step towards increasing adoption of our HIFU technology for the treatment of localized prostate cancer. EDAP is continuously focusing its efforts worldwide on advancing discussions with approval authorities in view of getting the widest possible recognition and market reach for Ablatherm-HIFU."

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multicenter U.S. Phase II/III clinical trial under an Investigational Device Exemption granted by the FDA, the ENLIGHT U.S. clinical study. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, http://www.hifu-planet.com.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Stephanie Carrington
         The Ruth Group
         646-536-7017
         scarrington@theruthgroup.com